Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in this Amendment to the Registration Statement of GrabAGun Digital Holdings Inc. (the “Registration Statement”) of our report relating to the audits of the financial statements of Metroplex Trading Company LLC (dba GRABAGUN.com) as of and for the years ended December 31, 2024 and 2023 (“Report”). Our Report is dated March 15, 2025, except with regard to the revisions to the revenue recognition policy in Note 3 to the financial statements to include the Company’s assessment of control for drop-ship arrangements, as to which the date is April 28, 2025.

We also consent to the reference to us under the caption “Experts” in the Registration Statement.

/s/ WEAVER AND TIDWELL, L.L.P.

Little Falls, New Jersey

May 30, 2025